                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          M/I SCHOTTENSTEIN HOMES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    55305B101
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

CUSIP No. 55305B101                    13G                    Page 2 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                    HEARTLAND ADVISORS, INC.

                    #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [_]
                                                       (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 WISCONSIN, U.S.A.

--------------------------------------------------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
          SHARES BENEFICIALLY
                OWNED BY
                  EACH                           38,800
                REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                  WITH                           None



                                         7.  SOLE DISPOSITIVE POWER

                                                 313,600

                                         8.  SHARED DISPOSITIVE POWER
                                                 None

--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         313,600

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.2%

12. TYPE OF REPORTING PERSON

         IA

CUSIP No. 55305B101                    13G                    Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

               WILLIAM J. NASGOVITZ

               ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [_]
                                                       (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
         SHARES BENEFICIALLY
               OWNED BY
                 EACH                            250,000
               REPORTING
                PERSON                   6.  SHARED VOTING POWER
                 WITH                            None



                                         7.  SOLE DISPOSITIVE POWER
                                                 None

                                         8.  SHARED DISPOSITIVE POWER
                                                 None

--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.4%

12. TYPE OF REPORTING PERSON

         IN

CUSIP NUMBER  55305B101                                       Page 4 Of 6 Pages

Item 1.
     (a) Name of Issuer:    M/I Schottenstein Homes, Inc.
         --------------


     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
               3 Easton Oval, Suite 500
               Columbus, OH 43219

Item 2.
     (a) Name of Person Filing:   (1) Heartland Advisors, Inc.
         ---------------------
                                  (2) William J. Nasgovitz

     (b) Address of Principal Business Office:
         ------------------------------------
            (1) 789 North Water Street          (2)  789 North Water Street
                Milwaukee, WI 53202                  Milwaukee, WI 53202

     (c) Citizenship:     Heartland Advisors is a Wisconsin corporation.
         -----------
                          William J. Nasgovitz - U.S.A

     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number: 55305B101
         ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4.  Ownership.
         ---------

         For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company.
         -------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

         Not Applicable.


Item 9.  Notice of Dissolution of Group.
         ------------------------------

         Not Applicable.

Item 10. Certification.
         -------------

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   January 15, 2002

WILLIAM J. NASGOVITZ                        HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                      By: /s/ PAUL T. BESTE
----------------------                          -----------------
    Paul T. Beste                               Paul T. Beste
    As Attorney in Fact for                     Chief Operating Officer
    William J. Nasgovitz


EXHIBIT INDEX

      Exhibit 1      Joint Filing Agreement

EXHIBIT 1

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of M/I Schottenstein Homes, Inc. at December 31, 2001.

WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
    ------------------
    Paul T. Beste
As Attorney in Fact for William J. Nasgovitz


HEARTLAND ADVISORS, INC.

By: /s/ PAUL T. BESTE
    -----------------
    Paul T. Beste
    Chief Operating Officer